FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of September, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on approval by the State-Owned Assets Supervision and Administration Commission of the PRC State Council regarding the revised proposal of the new issue of shares by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on September 7, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT

APPROVAL BY THE STATE-OWNED ASSETS SUPERVISION
AND
ADMINISTRATION COMMISSION OF THE PRC STATE COUNCIL REGARDING THE REVISED PROPOSAL OF
THE NEW ISSUE OF SHARES

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

For details of the background of the matters mentioned herein, please refer to the announcement and circular issued by Huaneng Power International, Inc. (the “Company”) on 27 July 2010 and 6 August 2010, respectively.

The Company has been notified by its controlling shareholder, China Huaneng Group, that China Huaneng Group has recently received from the State-owned Assets Supervision and Administration Commission of the PRC State Council a reply with respect to the new issue of shares by the Company, pursuant to which the State-owned Assets Supervision and Administration Commission has approved in principle the revised proposal regarding the new issue of shares by the Company.

The Company will convene an extraordinary general meeting and separate class meetings of shareholders on 10 September 2010 for approving the revised proposal regarding the new issue of shares by the Company. The Company will announce the voting results accordingly.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
7 September 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    September 7, 2010